This business integration described in this press release involves securities of a foreign company.  This business integration is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in open market or privately negotiated purchases.

November 1, 2012

To whom it may concern,

Company Name: WIN INTERNATIONAL CO., LTD.
Name of Representative: Hideumi Akizawa
President and Representative Director
(JASDAQ Code: 2744)
Contact Person: Hiroyoshi Murata
Director, Corporate Officer and Administrative Manager
(TEL: +81-3-5688-0878)

Notice of Execution of Agreement on the Establishment of Joint Holding Company (Joint Share Transfer) with TESCO CO., LTD. and Preparation of the Share Transfer Plan

As announced in “Notice of Strengthening of Capital Relationship with TESCO CO., LTD. and Basic Agreement for Business Combination” dated May 9, 2012, WIN INTERNATIONAL CO., LTD. (the “Company”) and TESCO CO., LTD. (“TESCO”) (collectively, the “Companies”) reached a basic agreement to enter into discussions for a business integration between the Companies and have engaged in consultation in preparation for the integration.  The Company hereby announces as further detailed below that, by the respective resolutions of the boards of directors of the Companies held today, the Companies have entered into an “Business Integration Agreement” to establish “WIN-Partners Co., Ltd.,” a joint holding company that will become a wholly-owning parent company of the Companies (the “Joint Holding Company”) as of April 1, 2013 (scheduled date), by method of a joint share transfer (the “Share Transfer”) subject to approval of the respective shareholders’ meetings of the Companies and approval of relevant authorities, etc., and have prepared a share transfer plan (the “ Share Transfer Plan”) on the Share Transfer.

The Companies intend to apply for the listing of the shares of the Joint Holding Company on the JASDAQ (standard) of the Osaka Stock Exchange Co., Ltd. (the “Osaka Stock Exchange,” including the equivalent market on the assignee securities exchange, when the business of the Osaka Stock Exchange is transferred to any other securities exchange by method of company split, etc., and the same shall apply hereinafter).  The Company will become a wholly-owned subsidiary of the Joint Holding Company through the Share Transfer, and the shares of the Company are scheduled to be delisted from the JASDAQ (standard) of the Osaka Stock Exchange prior to the effective date of the Share Transfer.

1.	Background and Purpose of the Business Integration through the Share Transfer, etc.

(1)        Background and Purpose of the Business Integration through the Share Transfer

In the health industry that the Companies belong to, the business environment has been struggling because of the influence of the recent medical service reform intended to contain medical costs.  Medical institutions are forced to reduce costs because of the financial deterioration, and the pressure on the suppliers to reduce prices has been mounting.  Medical devices distributers are required to accurately understand the environments surrounding customers and to provide high quality service based on their needs.

Under such market environments, the Company has increased its market share focusing on the less-invasive treatments market, including the circulatory organs field in which the Company sells its main products, and has pursued scale advantages, but such difficult market circumstances will probably continue for the foreseeable future.

The Companies have agreed that it is the best choice for the Companies to consider such change of the market environments as a new opportunity for growth and to make effective use of their business resources under their common philosophies and strategies so that the Companies improve our corporate value.  Therefore, the Companies agreed to conduct the business integration.

(2)        Basic Policies after the Business Integration and Effect of the Business Integration

The Company intends to establish the Joint Holding Company in order to construct a structure in which other companies agreeing with our philosophies and strategies may easily participate, and to pursue the synergistic effects below.

(i)	The Joint Holding Company will promote M&A transactions and group reorganization in order to be flexible in adjusting to changes in the business environment.

(ii)	The Joint Holding Company will strengthen management transparency by enhancing and strengthening fair and effective governance.

(iii)
The Joint Holding Company will maximize its group corporate value by adopting the strategy of not only respecting geographical characteristics of each industrial company but also generating synergistic effect.

(iv)	The Joint Holding Company will achieve efficient business activities by arranging and allocating its group business resources from a perspective of total optimization.

As described above, the business integration of the Companies will improve the Companies’ corporate value, and the Company believes that such business integration will bring about the best result for all stake holders, including our shareholders and business partners.

2.	Outline of the Share Transfer

(1)        Schedule of the Share Transfer

Board of directors meeting to approve the Share Transfer Plan (both Companies)	November 1, 2012 (Thu)

Execution of the Business Integration Agreement and preparation of the Share Transfer Plan (both Companies)	November 1, 2012 (Thu)

Public notice to set the record date for extraordinary shareholders’ meeting (the Company)	November 15, 2012 (Thu) (tentative)

Record date for the extraordinary shareholders’ meeting (the Company)	November 30, 2012 (Fri) (tentative)

Extraordinary shareholders’ meeting to approve the Share Transfer Plan (both Companies)	January 30, 2013 (Wed) (tentative)

Date of delisting from the JASDAQ (standard) of the Osaka Stock Exchange (the Company)	March 27, 2013 (Wed) (tentative)

Date of registration of the incorporation of the Joint Holding Company (the effective date of the Share Transfer)	April 1, 2013 (Mon) (tentative)

Date of listing of the Joint Holding Company	April 1, 2013 (Mon) (tentative)

(Note)	The schedule may be changed through mutual consultation between the Companies, if necessary, to conduct the Share Transfer procedures or due to any other reason.

(2)        Description of Allotments of Shares in the Share Transfer (Share Transfer Ratio)

Company Name	Company	TESCO
Share Transfer Ratio	1	15.5

(Note 1)	Stock Transfer Ratio:

One share of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of the Company, and 15.5 shares of common stock of the Joint Holding Company will be allotted and delivered for each share of common stock of TESCO.  The share transfer ratio above may be changed through consultation between the Companies if any material change occurs with regard to any of the various conditions upon which the ratio has been determined.  The Joint Holding Company plans to adopt the share unit system, under which one share unit is 100 shares.

(Note 2)	Number of new shares to be delivered by the Joint Holding Company through the Share Transfer (tentative):

15,251,655 shares of common stock

The above number of shares is calculated based on the total number of outstanding shares of the Company, 12,303,400 shares (as of September 30, 2012), and those of TESCO, 190,210 shares (as of September 30, 2012).  The actual number of new shares delivered by the Joint Holding Company may change.

(Note 3)	Treatment of shares of less than one unit

The shareholders who receive an allocation of shares of less than one unit (100 shares) of the Joint Holding Company (the “Shares Less than One Unit”) may not sell Shares Less than One Unit on the Osaka Stock Exchange or other securities exchange.  Such shareholders who hold Shares Less than One Unit may request the Joint Holding Company to purchase their Shares Less than One Unit pursuant to Article 192, Paragraph 1 of the Companies Act.

(3)        Basis for Calculation of Description of the Allotments in the Share Transfer, etc.

(i)	Basis of Calculation

In order to ensure fairness and propriety in the calculation of the share transfer ratio for the Share Transfer, the Company has decided to request a calculation of the share transfer ratio from a third party valuation institution, and has appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) as the third party valuation institution.

As to the Company, Daiwa Securities has adopted the market price analysis (Daiwa Securities has set October 31, 2012 as the reference date and has analyzed the average closing share prices for the one month, three months and six months immediately prior to the reference date) as the market approach valuation method, as the common stock of the Company is listed on the financial instruments exchange and there are market prices for the shares of the Company.  As to TESCO, Daiwa Securities has not adopted the market price analysis as the common stock of TESCO is not listed and there are no market prices for the shares of TESCO. However there are some comparable listed companies of TESCO, and Daiwa Securities has adopted the comparable company analysis as the market approach valuation method.  In addition, as to both of the Companies, Daiwa Securities has adopted the discounted cash flow analysis (the “DCF analysis”) as the income approach valuation method in order to reflect the situation of the future business activities of the Companies.  The future profit plan of the Companies, which Daiwa Securities has premised on the calculation by the DCF analysis, does not assume that there will be any significant increases or decreases in profit.  The outline of the result of the calculation by Daiwa Securities is as below.  The below range of the share transfer ratio states the computed range of the number of common shares of TESCO for every one common share of the Company.

Valuation Method	Range of Share Transfer Ratio
Market Price Analysis / Comparable Company Analysis	18.23～21.32
DCF Analysis	15.47～21.49

Daiwa Securities has used the information received from the Companies, information obtained through hearing and information generally available to public to calculate the share transfer ratio in principle, has assumed that all such materials and information are accurate and complete, and has not conducted any independent verification of the accuracy, credibility, completeness and adequacy of these materials and information.

In addition, Daiwa Securities has not made any independent evaluation, appraisal or verification of the assets or liabilities (including unlisted assets and debts, and other contingent liabilities) of the Companies, nor has it requested an appraisal or verification from any other third-party valuation institution.  Daiwa Securities assumed that the business plan and the financial projections for both of the Companies have been rationally and appropriately prepared and drafted on the basis of the best possible estimates and assessments available at this point in time from the management of each of the Companies, and Daiwa Securities, with the consent of the Company, placed reliance on such information without conducting independent verification.  The results of the calculation of the share transfer ratio submitted by Daiwa Securities do not represent an opinion on fairness of the share transfer ratio for the Share Transfer.

(ii)	Process of Calculation

As described above, the Company requested Daiwa Securities to calculate the share transfer ratio to be used in the Share Transfer, referred to the results of the calculations by such third party valuation institutions, and discussed with TESCO as to the share transfer ratio upon careful deliberation considering various factors, such as the financial and asset conditions, the surrounding business environment, changes of the market share price and future projections, in a comprehensive manner.  As a result, the Company determined that the above mentioned share transfer ratio is appropriate and that it benefits the shareholders of the Company and agreed on the share transfer ratio.

The share transfer ratio above may be changed through consultation between the Companies if any material change occurs with regard to any of the various conditions upon which the ratio has been determined.

(iii)	Relationship with the Valuation Institution

Daiwa Securities, a third party valuation institution, is not a related party of the Companies and has no material related interest to be noted in the Share Transfer.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of companies that will become wholly-owned subsidiaries

The Companies, which will become wholly-owned subsidiaries, have not issued any stock acquisition rights or bonds with stock acquisition rights, and there are no relevant matters for this item.

(5)	Dividend Payments of the Joint Holding Company

The annual dividend amount of the Joint Holding Company will be determined taking into comprehensive consideration the dividend policies and dividend standards of the Companies until now, etc., as well as the Joint Holding Company’s business performance in the future.

(6)	Dividend Payments of the Company pursuant to the Record Date before the Incorporation of the Joint Holding Company

For the year-end dividend payments of the Company for the fiscal year ending March 2013, the Company will pursue a dividend payout ratio of more than 35 percent as before, and the Company currently plans to pay 29 yen per share, as described in “2. Cash Dividend” of the “Financial Report for the Second Quarter of the Fiscal Year ending March 2013” dated November 1, 2012.

(7)	Treatment of Listing of the Joint Holding Company

The Companies will apply for listing of the shares of the newly-incorporated Joint Holding Company on JASDAQ (standard) of the Osaka Stock Exchange.  The date of listing is regulated by the rules of JASDAQ (standard) of the Osaka Stock Exchange and is scheduled to be April 1, 2013.

Since the Company will become a wholly-owned subsidiary of the Joint Holding Company through the Share Transfer, the Company will be delisted from JASDAQ (standard) of the Osaka Stock Exchange.  The date of delisting is regulated by the rules of JASDAQ (standard) of the Osaka Stock Exchange.

3.	Outline of the Parties to the Share Transfer

(1)	Company Name	WIN INTERNATIONAL CO., LTD.	TESCO CO., LTD.
(2)	Business Description	Sale of medical devices, etc.	Sale of medical devices, etc.
(3)	Date of Establishment	June 1, 1983	December 22, 1973
(4)	Head Office Address	4-24-8 Taito, Taito-ku, Tokyo, Japan	1-1 Kimachi, Aoba-ku, Sendai-shi, Miyagi, Japan
(5)	Title and Name of Representative	President and Representative Director Hideumi Akizawa	Representative Director Yuji Akita
(6)	Capital Amount	JPY 330 million (as of September 30, 2012)	JPY 20 million (as of May 31, 2012)
(7)	Total Number of Issued Shares	12,303,400 shares of common stock (as of September 30, 2012)	190,210 shares of common stock (as of September 30, 2012)
(8)	Net Assets	JPY 7,309 million (non-consolidated basis) (as of September 30, 2012)	JPY 2,152 million (non-consolidated basis) (as of May 31, 2012)
(9)	Total Assets	JPY 15,670 million (non-consolidated basis) (as of September 30, 2012)	4,444 million (non-consolidated basis) (as of May 31, 2012)
(10)	Date of Fiscal Year End	March 31	March 31

(11)	Number of Employees	275 (non-consolidated basis) (as of September 30, 2012)			60 (non-consolidated basis) (as of May 31, 2012)
(12)	Major Customers	University Hospitals National Hospital Organizations, Independent Administrative Agencies Public Hospitals Others			University Hospitals National Hospital Organizations, Independent Administrative Agencies Public Hospitals Others
(13)	Major Shareholders and Shareholding Ratio	Hideumi Akizawa		33.38%	Yuji Akita		40.90%
		BBH for fidelity low-priced stock fund (principle all sector sub portfolio)		10.00%	KIEMA KIKAKU CO., LTD. WIN INTERNATIONAL CO., LTD.		32.07% 27.03%
		GREEN HOSPITAL SUPPLY Co., Ltd.		6.50%	(as of September 30, 2012)
		(as of September 30, 2012)
(14)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation			The Akita Bank, Ltd.
(15)	Relationship between Parties	Capital Ties	The Company holds 27.03% of issued shares of TESCO.
		Personnel Ties	Not Applicable.
		Business Ties	The Companies entered into a capital and business alliance agreement and engaged in transactions of sales of medical devices, etc.
		Eligibility for Related Parties	TESCO is an equity method affiliate of the Company and is a related party of the Company.
(16)	Business Performance for the Last 3 Years	(Millions of Yen)
		WIN INTERNATIONAL CO., LTD. (non-consolidated basis)			TESCO CO., LTD. (non-consolidated basis)
		FY Ended March, 2010	FY Ended March, 2011	FY Ended March, 2012	FY Ended May, 2010	FY Ended May, 2011	FY Ended May, 2012
Net Assets		6,161	6,674	7,259	2,250	2,444	2,152
Total Assets		15,091	14,728	16,595	4,293	4,150	4,444
Sales		29,987	29,258	32,957	7,412	7,127	8,380
Operating Profit		1,541	1,449	1,648	366	347	396
Current Profit		1,548	1,461	1,657	372	361	341
Net Profit		902	854	955	209	219	159
Net Profit Per Share (Yen)		73.34	69.41	78.23	562.42	589.64	840.00
Annual Dividends Per Share (Yen)		26.00	25.00	28.00	15.00	15.00	15.00
Net Assets Per Share (Yen)		500.81	542.47	594.88	6,049.28	6,570.17	11,318.37

(Note)	TESCO has changed the date of the fiscal year end from May 31 to March 31 since the fiscal year ending March 2013.

4.       Outline of the Holding Company to be Established upon the Share Transfer

(1)	Company Name	WIN-Partners Co., Ltd.
(2)	Business Description	Management and administration of companies that engage in the business of sale of medical devices, etc., and such other businesses incidental or related thereto
(3)	Location of Head Office	4-24-8 Taito, Taito-ku, Tokyo, Japan
(4)	Representatives and Officers to be Appointed	President and Representative Director	Hideumi Akizawa	(current President and Representative Director of the Company)

		Director	Yuji Akita	(current Representative Director of TESCO)

		Director	Hiromi Mitagami	(current Director of the Company)

		Director	Hiroyoshi Murata	(current Director of the Company)

		Director	Shingo Majima	(current Director of the Company)

		Statutory Auditor (Full-time)	Yoshitaka Urabe	(current Standing Auditor of the Company)

		Statutory Auditor	Asaka Kanda	(current Auditor of the Company)

		Statutory Auditor	Yasuo Kikuchi	(current Auditor of the Company)
(5)	Capital Amount	JPY 550 million
(6)	Net Assets	To be determined
(7)	Total Assets	To be determined
(8)	Date of Fiscal Year End	March 31
(9)	Accounting Auditor	KPMG AZSA LLC
(10)	Shareholder Registry Administrator	Mitsubishi UFJ Trust and Banking Corporation

5.	Outline of the Accounting Process

The purchase method is expected to be applied due to the fact that the Share Transfer falls under the category of “Acquisition” as defined in Accounting Standard for Business Combination, and the Company, one of the wholly owned subsidiaries after the Share Transfer, will be regarded as the acquisition company.  The amount of goodwill is expected to be accrued, however, the amount cannot be estimated at this time, and will be announced once it is determined.

6.	Future Prospects

The Companies will discuss the outlook of the business after the business integration.  The business performance forecasts of the Joint Holding Company of the first fiscal year will be announced once it is determined.

(Information for Reference Purpose)
Forecasts for the Current Fiscal Year and the result for the immediately Preceding Fiscal Year of the Business Performance of the Company

(Millions of Yen)
	non-consolidated Sales	non-consolidated Operating Profit	non-consolidated Current Profit	non-consolidated Net Profit
Forecasts of Business Performance for the Current Fiscal Year (ending March 2013)	34,049	1,652	1,657	1,009
Business Performance of the immediately Preceding Fiscal Year (ending March 2012)	32,957	1,648	1,657	955

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that reflect WIN INTERNATIONAL CO., LTD.’s and TESCO CO., LTD.’s plans and expectations.  These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause WIN INTERNATIONAL CO., LTD.’s and TESCO CO., LTD.’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:  failure of the parties to agree on some or all of the terms of the business combination; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.